UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
—————————
FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of April 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel

Notice and information Brochure

Combined Ordinary and Extraordinary Shareholders' Meeting

May 11, 2006

at CNIT - Paris La Défense

VEOLIA ENVIRONNEMENT

NOTICE
of the combined Ordinary and Extraordinary
Shareholders' Meeting of Thursday, May 11, 2006

Shareholders are invited to attend on second notice[*]
the Combined Ordinary and Extraordinary Shareholders' Meeting
on Thursday, May 11, 2006 at 3:00 p.m. at **CNIT**
Parvis de la Défense
2, place de la Défense
92053 Paris La Défense cedex
France

[*] *in the event of a lack of quorum on first notice on Tuesday, May 2, 2006 at 10.00 a.m. at the corporate headquarters, 36-38, avenue Kléber, 75116 Paris.*

This Annual General Meeting will most likely be held on second notice.
The Meeting will be reconvened on second notice
on **Thursday, May 11, 2006** in the event of a lack of quorum on first notice.

VEOLIA ENVIRONNEMENT

Public Limited Company with a Board of Directors,
and share capital of 2,039,363,030 euros

Corporate Headquarters:
36-38 avenue Kléber – 75116 Paris
403 210 032 RCS PARIS

Information - shareholders:
0 805 800 000. - Toll-free number in France
(no charge, except in Overseas Departments and Territories)

Summary

Brief summary of the Company's consolidated results and financial position 4

Statutory results over the past five years 7

General rules applicable to participation in the Shareholders' Meeting 8

Renewal of half of the Directorship 9

Agenda 10

Report from the Board of Directors and Presentation of Resolutions to be submitted to the Shareholders' Meeting 11

Draft resolutions for the Ordinary and Extraordinary General Meetings of Shareholders 16

Statutory Auditors' report 34

Documents and information 39

Note: this document is a free translation into English from the original version in French and is provided solely for the convenience of English speaking readers.

Brief summary of the Company's consolidated results and financial position

GENERAL BACKGROUND

Since its initial public offering, Veolia Environnement has passed through various stages in terms of its independence and organization, culminating in 2004 in the sale of non-strategic U.S. assets and its investment in the Spanish company FCC.

Proven economic effectiveness

In terms of long-term contracts, the business model has shown its capacity to generate sustained increases in profitability in a context of strong growth, with revenues up by more than 12% and recurring operating income up by more than 17%. The increase in the group share of recurring net income of more than 30% and an after tax return on capital employed ("after tax ROCE") of more than 9% provide our shareholders with ever-increasing profitability with a very favorable risk profile.

This performance is the result of strategic choices made to create value by optimizing the use of resources within all of the Company's divisions, reorganizing the geographical balance in Europe, North America and certain Asian countries, and developing the large industrial accounts business.

Accelerating synergies between divisions

The Veolia 2005 efficiency plan, which set a goal of 300 million euros in annual savings in 2006, was completed one year ahead of schedule, in 2005, with savings of 284 million euros at the level of operating income as well 20 million euros with respect to other items on the income statement. The success of this plan is due in part to the pooling of resources between the Company's various businesses.

A new milestone was also achieved in November 2005 with the rollout of a new branding program. The "Veolia" brand will be used in each of the Company's various businesses and will enable the values associated with the Company to become more widely known. The use of the Veolia brand will reinforce joint commercial initiatives and enable offers to be better integrated upon the extension of the multi-service offer already created.

Choices for future

The Company has continued and rationalized its research and development efforts. The scientific and technical expertise of all the businesses have been pooled and new cross-discipline research programs have been launched (mud treatment, Legionnaire's disease, etc.).

In France, several new training programs for all categories of employees have been introduced following the signing of a skills agreement. Additional resources have been made available thanks to the pooling of dedicated funds. In addition, last September the Company launched the *Veolia Compétences program*, which led to the recruitment of 2,650 new staff members with qualifying training. This program will be renewed and extended in 2006.

ACCELERATED GROWTH: CONFIRMATION OF STRONG SALES MOMENTUM IN GROWING MARKETS

Consolidated revenue reached 25,245 million euros, compared to 22,500 million euros in 2004, a rise of 12.2% at current exchange rates and 11.4% at constant exchange rates.

Veolia Environnement continued its expansion, driven by strong demand in all of its businesses.

More specifically, in municipal outsourcing, Veolia took over the contract for the municipality of Braunschweig, won new contracts for water in the Czech Republic and in China, for waste management in the United Kingdom, for energy services in Italy and Poland and for transportation in the United States. In industrial services, the Company won several new contracts, in particular a multi-service contract for PSA Peugeot Citroën in Slovakia and an energy services contract for Arjo Wiggins in France.

Further improvement in profitability: strong increase in operating income, improvement of operating margin.

Recurring operating income increased by 17.5% at current exchange rates (+16% at constant exchange rates) to 1,903.6 million euros from 1,619.6 million euros in 2004. This increase was due to sustained growth of the business, the positive impact of the Veolia 2005 efficiency plan and the greater degree of maturity in the portfolio of contracts built up over the last few years. The recurring operating margin rate rose to 7.5%, up from 7.2% in 2004. Operating income rose by 27.8%, to reach 1,892.9 million euros, compared to 1,480.6 million euros in 2004.

Each of the Company's divisions contributed to the improvement in operating income.

- **Veolia Water's** recurring operating income rose by 15.8% at constant exchange rates to 1,002.1 million euros. This was due to excellent performances in Europe and Asia as well as the significant increase in results at Veolia Water Solutions and Technologies. Operating income increased by 26.0% at current exchange rates to reach 1,007.3 million euros, compared to 799.5 million euros in 2004.
- **Veolia Environmental Services'** (the waste management division) recurring operating income increased 14.5% at constant exchange rates to 540.5 million euros. In spite of the substantial rise in fuel costs (a negative impact of 13 million euros), the operating margin improved further, driven by the combined effect of productivity gains in France, the ramping-up of recently won contracts in the United Kingdom and other European countries as well as the very solid contribution of the waste management business in the United States. Operating income reached 530.5 million euros (467.5 million euros in 2004), an increase of 13.5% at current exchange rates.
- **Veolia Energy's Services recurring operating income** was 332.0 million euros, up 23.3% at constant exchange rates. This increase was the result of steady growth in the energy services business in France and a much larger contribution from Central and Southern Europe (Italy and the Iberian Peninsula). Operating income reached 326.1 million euros compared to 250.3 million euros in 2004.
- **Veolia Transport posted recurring operating income** of 114.1 million euros, an increase of 11.0% at constant exchange rates, despite the negative impact of the rise in fuel costs (17 million euros). Operating income was 114.1 million euros in 2005 compared with 31.4 million euros in 2004. The 2004 operating income was affected by an impairment charge on certain Scandinavian operations.

Strong cash flow generation and tight management of debt

Cash flow from operations before tax and interest expense[1] came to 3,687.3 million euros in 2005 compared with 3,460.6 million euros in 2004. The 2004 cash flow from operations included 232.8 million euros in cash flow from discontinued operations sold in 2004. Restated for this element, cash flow from operations increased 14.2% at current exchange rates. The cash flow from operations margin increased to 14.6% from 14.3% in 2004. As such, Veolia Environnement was able to fund all of its maintenance capital expenditures (1,437 million euros), as well as growth and development capital expenditures totaling 726 million euros and changes in working capital requirements. In addition, the Company continued its active asset management policy and disposed of assets amounting to 348.0 million euros. Free cash flow before new large projects came to 555.0 million euros.

[1] Cash flow from operations before tax and interest expense, as defined by the Conseil National de la Comptabilité (CNC) recommendation of October 27th, 2004.

To drive its future growth, the Company made targeted investments of 906 million euros, a significant part of which was spent on taking on the Braunschweig contracts in Germany in the water division, the Lodz energy services contract in Poland and the acquisition of the transportation company ATC in the United States, as well as the acquisition of the hazardous waste operations of Shanks in the United Kingdom in Environmental Services.

After these investments and the dividend payment, net financial debt at year-end was 13.9 billion euros compared to 13.1 billion euros at the end of 2004. Economic net debt was 11.1 billion euros compared to 10.3 billion euros at the end of 2004. The ratio of economic net debt to cash flow from operations had improved by year-end to 3.0 compared to 3.2 at the end of 2004.

STRONG INCREASE IN NET INCOME

Driven by the combined effect of good operating results and tight control of borrowing costs, **consolidated net recurring income rose to 627.4 million euros** in 2005, an increase of **33.3%** over the 2004 amount of 470.8 million euros. Recurring net earnings per share amounted to 1.61 euro, an increase of 35%.

Net income reached 623.0 million euros in 2005 compared to 391.5 million euros in 2004. The 2004 net income included income from discontinued operations (US assets and stake in FCC sold in 2004), resulting in an expense of 105.7 million euros.

FURTHER IMPROVEMENT IN THE AFTER-TAX RETURN ON CAPITAL EMPLOYED (ROCE)

In line with the objectives set by the Company, the after-tax ROCE increased from 8.3% to 9.1% as a result of the increased maturity of contracts, savings from the efficiency plan, and control of capital employed.

DIVIDEND

Taking into account the results, the Board of Directors has decided to propose a net dividend per share of 0.85 euro, representing an increase of 25% over 2004, to the Annual Shareholder's Meeting to be held on May 11, 2006.

Statutory results over the past five years

(in thousands of euros)	2005	2004	2003	2002	2001
Capital at the end of the financial year:					
Shareholders' equity	2,039,363	2,032,110	2,025,353	5,468,451	4,673,373
Number of shares issued	407,872,606	406,421,983	405,070,515	405,070,459	346,175,772
Financial year transactions and results:					
Revenue,excluding taxes	305,841	286,161	361,207	347,536	319,574
Income before tax, amortization and provisions	24,732	406,688	489,574	122,062	555,911
Company tax	(228,473)	(145,079)	(245,220)	(174,933)	1,345
Income after tax,amortization and provisions	388,429	525,658	638,910	47,983	527,157
Amount of distributed income	(a) 333,100	265,417	217,917	217,758	187,510
Income per share (in euros):					
Income after tax, before amortization and provisions	0.62	1.36	1.81	0.73	1.61
Income after tax, amortization and provisions	0.95	1.29	1.58	0.12	1.52
Dividend allocated to each share	0.85	0.68	0.55	0.55	0.55
Personnel:					
Number of employees (annual average)	231	231	236	153	-
Total payroll	32,135	27,804	25,140	16,205	-
Amount of sums paid as welfare benefits (Social Security, benevolent works, etc…)	13,704	11,647	10,823	6,878	-

Note : negative amounts are in brackets.
(a) Subject to the number of company shares held by company (treasurey shares) on the payment dividend date.

General rules applicable to participation in the Shareholders' Meeting

The Combined Ordinary and Extraordinary Shareholders' Meeting includes all shareholders, regardless of the numbers of shares held.

To be entitled to participate, vote by mail or be represented at the Meeting:

- owners of registered shares must be recorded in the Company's registers no later than **the day before** the Meeting date, before 3 p.m. Paris time, and
- holders of bearer shares must ask the financial intermediary that manages their portfolio to issue a certificate, as early as possible, stating that their shares cannot be transferred prior to the date of the Meeting (Certificate of non-transferability). This certificate must be sent no later than **the day before** the date of the Meeting, before 3 p.m. Paris time, to:

  Société Générale Département des titres et Bourse
  Service des Assemblées
  32, rue du Champ de Tir
  BP 81236
  44312 NANTES Cedex 3
  France

Shareholders wishing to attend this Meeting are required to apply for an admission card, which is compulsory for the Meeting, using the attached form. The admission card will have to be produced when the attendance register is filled out.

Alternatively, shareholders may use the attached proxy form or vote by mail form.

Bearer shareholders must attach the certificate of non-transferability.

Advance notice of this Meeting, as required by Article 130 of Decree 67-236 of March 23rd, 1967, was published in the *Bulletin des annonces légales obligatoires* (Official Gazette) on **March 31st, 2006**.

Renewal of half of the Directorship

Composition of the Board of Directors during 2005 (members all appointed at the Company's Ordinary General Meeting of shareholders of April 30, 2003)

HENRI PROGLIO,
Chairman and Chief Executive Officer of Veolia Environnement.

JEAN AZÉMA,
Director;
CEO of the Groupama SA.

DANIEL BOUTON,
Director;
Chairman and CEO of Société Générale.

JEAN-MARC ESPALIOUX,
Director;
Chairman of the Management board of Accor (until January 9, 2006);
Director of Air France-KLM;
Member of an advisory capacity of the supervisory board of Caisse Nationale des Caisses d'Epargne.

JACQUES ESPINASSE, [1]
Director;
Member of the Management Board and Chief Financial Officer of Vivendi Universal.

PAUL-LOUIS GIRARDOT,
Director;
Chairman of the Supervisory board of Veolia Eau - Compagnie Générale des Eaux.

PHILIPPE KOURILSKY,
Director;
Professor at the Collège de France.

ARTHUR LAFFER,
Director;
Chairman and Chief Executive officer of Laffer Associates and of Laffer Investments.

FRANCIS MAYER,
Director;
Chief Executive Officer of the Caisse des Dépôts et Consignations.

SERGE MICHEL,
Director;
Chairman of Soficot SAS.

BAUDOUIN PROT,
Director;
Chief Executive Officer and Director of BNP Paribas.

GEORGES RALLI,
Director;
Vice President and managing partner of Lazard Frères SA.

LOUIS SCHWEITZER,
Director;
Chairman of Renault.

MURRAY STUART,
Director;

Renewal of half of the Directorship

In accordance with the provisions of article 12 of the Company's articles of association, we propose to renew or appoint as directors:

DANIEL BOUTON
M. JEAN-FRANÇOIS DEHECQ [2]
JEAN-MARC ESPALIOUX
PAUL-LOUIS GIRARDOT
SERGE MICHEL
GEORGES RALLI
MURRAY STUART

[1] M. Jacques ESPINASSE will resign as of the Annual General Meeting to be held on May 11, 2006
[2] M. Jean-François DEHECQ is the Chairman and CEO of Sanofi Avantis

Agenda

Ordinary General Meeting

1. Approval of reports and statutory financial statements for the 2005 financial year
2. Approval of consolidated financial statements for the 2005 financial year
3. Approval of the expenses and charges referred to in Article 39-4 of the "*Code général des impôts*"
4. Allocation of net income and payment date of dividend
5. Transfer from the special reserve for long-term capital gains to an ordinary reserve
6. Approval of regulated agreements *(except for commitments made to an officer as a result of termination or change in his position)*
7. Approval of a regulated agreement *(commitment made to an officer as a result of termination or change in his position)*
8. Renewal of the term of office of a director
9. Appointment of a director
10. Renewal of the term of office of a director
11. Renewal of the term of office of a director
12. Renewal of the term of office of a director
13. Renewal of the term of office of a director
14. Renewal of the term of office of a director
15. Determination of the amount of directors' fees
16. Authorization for the Board of Directors to trade in the Company's shares

Extraordinary General Meeting

17. Authorization for the Board of Directors to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to preferential subscription rights
18. Authorization for the Board of Directors to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, or by issuing securities granting access to debt, without preferential subscription rights
19. Authorization for the Board of Directors to increase share capital through incorporation of premiums, reserves, profits or other items
20. Authorization for the Board of Directors to increase the number of shares to be issued in connection with a share capital increase with preferential subscription rights
21. Authorization for the Board of Directors to increase the number of shares to be issued in connection with a share capital increase without preferential subscription rights
22. Authorization for the Board of Directors to issue shares and/or securities convertible without preferential subscription rights as consideration for contributions in kind comprised of shares or other securities granting access to capital
23. Authorization for the Board of Directors to increase share capital by issuing shares and/or securities convertible, immediately or over time, into the Company's shares and reserved for members of savings plans, without preferential subscription rights in favor of such members
24. Authorization for the Board of Directors to grant options to subscribe for or purchase shares
25. Authorization for the Board of Directors to award, for no consideration, newly issued or existing shares to all or only some of the group's employees or officers
26. Authorization for the Board of Directors to decrease the share capital by cancellation of shares held by the Company

Ordinary and Extraordinary General Meeting

27. Powers to carry out formalities

Report from the Board of Directors

and Presentation of Resolutions to be submitted to the Shareholders' Meeting on May 11, 2006

Resolutions to be submitted to the Ordinary General Meeting

Approval of the annual financial statements

(Resolutions 1, 2, and 3)

These resolutions relate to the approval of the annual financial statements (statutory and consolidated).

Allocation of net income and payment date of dividends

(Resolution 4)

It is proposed to allocate a total amount of **333,100,009 euros** to dividends (this amount may be adjusted depending on the number of treasury shares owned by the Company at the time the dividends are paid) or **0.85 euro per share**, to be paid on **May 29, 2006**.

Transfer from the special reserve for long-term capital gains to an ordinary reserve account.

(Resolution 5)

Pursuant to the provisions of Article 39-IV of the amended 2004 Finance Law which reformed the long-term capital gains regime, it is proposed that in the financial year 2006, the General Meeting transfer an amount of 118,824,052 euros from the special long-term capital gains reserve to an ordinary reserve account (line item "other reserves"). Following this transfer, the special long-term capital gains reserve will stand at zero. In accordance with the opinion of the Emergency Committee of the CNC (Opinion no. 2005-A dated February 2, 2005), the amount of the special tax due in this respect, of 2,970,601 euros, will be recorded when the transfer from the special long-term capital gains reserve into the ordinary reserve account is recorded. Following these operations, the ordinary reserve account will stand at 343,226,042 euros.

Approval of regulated agreements

(Resolutions 6 and 7)

In this context, the approval of two separate resolutions is proposed:

- first, the 6th resolution relating to regulated agreements (except for commitments made to a Company officer as a result of reason of termination of, resignation from, or change in his position) and,
- secondly, the 7th resolution relating to a supplementary retirement plan for the benefit of Mr. Henri Proglio, Chairman and Chief Executive Officer. This retirement provision obligation arises in the context of an insurance policy and collective regime covering the Chairman and Chief Executive Officer as well as members of the Company's Executive Committee.

Renewal of the term of office of members of the Board of Directors and appointment of a director

(Resolutions 8 to 14 inclusive)

It is proposed that the term of office of the directors be renewed (or that certain of them be appointed) with effect from the end of this General Meeting and for a period of 6 years expiring at the end of the General Meeting called to approve the financial statements for the financial year ending December 31, 2011.

The renewal of the term of office or appointment of these directors takes place in the context of the renewal of the Directorship every three years in accordance with the provisions of the Articles of Association.

Determination of the amount of directors' fees

(Resolution 15)

In the context of the provisions of Article L. 225-45 of the Commercial Code it is proposed for 2006 financial year that the overall annual amount of directors fees to be distributed among members of the Board of Directors be increased from 600,000 to 770,000 euros.

This increase will make the level of director's fees comparable to that of other companies indexed in the CAC 40 with listings in the U.S.

For the record, the previous overall amount of directors fees was set by the Annual General Meeting held on April 30, 2003.

Authorization for to the Board of Directors to trade in the Company's shares

(Resolution 16)

In order to ensure the continuity of the Board's ability to effect trades, it is proposed that the authorization given by the Annual General Meeting on May 12, 2005, within the framework of the European and AMF regulations, to enable purchases of the Company's shares up to a maximum of 10% of the authorized share capital, be renewed.

This authorization is intended to enable the Company to effect transactions in its shares (including trough the use of derivative financial instruments) for the purposes authorized by regulation, and particularly with a view to granting stock options to company officers and/or employees, to allocate free shares to employees in order to allow them to participate in the Company's expansion, to enter into external growth transactions, to issue shares upon exercise of rights attached to securities which may be convertible or exchangeable into existing shares, to trade in the shares of the Company in the context of a liquidity contract or through an investment services provider, or if appropriate, to cancel shares purchased in this way in the context of a relutive shareholder value policy.

It is proposed to set **a maximum purchase price per share of 60 euros** in respect of shares purchased on the market or over the counter in the context of the share repurchase program authorized by this Annual General Meeting.

It is also proposed to set the **maximum amount** that the Company can **pay for the purchase of such shares at 1.5 billion euros.**

This authorization is granted for a period of 18 months from the date of this General Meeting.

For your information, the Annual General Meeting held on May 12, 2005 set a **maximum purchase price per share of 37 euros.** It also set the maximum amount that the Company was able to pay for the purchase of such shares at **1 billion euros.**

RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL MEETING

Authorization for the Board of Directors to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to preferential subscription rights

(Resolution 17)

It is proposed that, as before, the Board of Directors should have the ability to increase the authorized share capital with **preferential subscription rights**, to finance the Company's development, by the issue of shares (excluding preference shares) or negotiable securities giving access to the Company's share capital.

The maximum nominal amount of share capital increases that may be conducted (immediately or over time) pursuant to this resolution would be **1 billion euros**, on the understanding that the total maximum for increases in share capital pursuant to this authorization and those granted pursuant to the 18th, 19th, 20th, 21st, 22nd, 23rd, 24th and 25th resolutions would be **2.22 billion euros.** If applicable, these ceilings would be subject to the addition of the nominal amount of shares potentially to be issued in the event of new financial transactions, to preserve the rights of holders of negotiable securities giving access to the share capital;

This delegated power provides for the possibility to use all financial instruments (warrants, convertible or exchangeable bonds, bonds redeemable in shares, etc.) both to preserve flexibility in the completion of growth or financing transactions and to carry out operations to optimize the capital structure of the Company.

This delegated power would be granted for **a period of 26 months.**

For the record, the upper limit of the authorization to increase share capital while retaining preferential subscription rights granted at the Annual General Meeting on May 12, 2005 was 1 billion euros.

Authorization for the Board of Directors to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, or by issuing securities granting access to debt, without preferential subscription rights

(Resolution 18)

This authorization would enable the Board of Directors to enter into growth or financing transactions by the issue on French or foreign markets, **without preferential subscription rights**, of shares and/or negotiable securities giving access to the Company's share capital and/or negotiable securities conferring a right to the allocation of debt securities, or to issue securities in the context of a public exchange offer.

The nominal maximum amount of the increases in capital without preferential subscription rights that could be completed immediately or in the future pursuant to this delegated power would be set at 400 million euros, (about 20% of the Company's share capital), in the context of the overall authorized limit specified in the 17th resolution.

The issue price of the shares and negotiable securities would be set in accordance with legal provisions (namely, on the date hereof, the weighted average of the the last three trading days prior to the date of setting the subscription price, minus a maximum discount of 5%).

The term of validity of this authorization would be set at 26 months.

For the record, the various issues authorized by the Annual General Meeting on May 12, 2005 did not allow the Company's authorized share capital to be increased, without preferential subscription rights, by a nominal amount of **in excess of 400 million euros.**

Authorization for the Board of Directors to increase share capital through incorporation of premiums, reserves, profits or other items

(Resolution 19)

It is proposed that, as before, the Board of Directors should retain the ability, **subject to a limit of 370 million euros**, to incorporate reserves, premiums, profits or other sums in the Company's authorized share capital and to increase the share capital by raising the nominal value of the shares and/or by allocating free shares.

This authorization would be granted for **a period of 26 months.**

For the record, the Annual General Meeting on May 12, 2005 gave the Board of Directors the ability to act subject to the same limit of **370 million euros** .

Authorization for the Board of Directors to increase the number of shares to be issued in connection with a share capital increase with or without preferential subscription rights

(Resolutions 20 and 21)

Pursuant to the provisions introduced by Order n°. 2004-604 dated June 24, 2004, in the event of an increase in the capital, with (resolution 20) or without preferential subscription rights (resolution 21), the Board of Directors would be given the delegated power **to increase the amount of an increase in the share capital by a maximum of 15% of the number of shares to be issued**, at the same price as the initial issue and under the conditions as to time limits provided by regulation.

Authorization for the Board of Directors to issue shares and/or securities convertible without preferential subscription rights as consideration for contributions in kind comprised of shares or other securities granting access to capital

(Resolution 22)

This authorization would enable the Board of Directors to enter into **external growth transactions financed by securities issued by the Company in payment of contributions in kind (contributions in shares or securities granting access to capital)** made to it **in the context of private exchange offers, subject to a limit of 10% of the Company's share capital**. This authorization would enable the Board, in particular, to determine the conditions of the issue, the exchange ratio and, as required, the cash portion of the consideration.

The term of validity of this authorization would be 26 months.

Authorization for the Board of Directors to increase share capital by issuing shares or securities convertible, immediately or over time, into the Company's shares, and reserved for members of savings plans, without preferential subscription rights in favor of such members

(Resolution 23)

Pursuant to the provisions of Articles L. 225-129-6 and L. 225-138-1 of the Commercial Code, and of Articles L. 443-1 and following of the Employment Code, it is proposed to delegate to the Board of Directors the power to proceed with share capital increases by way of shares issues reserved for employees, subject to a **maximum nominal amount of 15 million euros** (or about 0.73% of the share capital).

The issue price for the new shares or the securities providing access to share capital, shall be determined under the conditions provided for in article L.443-5 of the Labor Code and shall be equal to at least 80% of the Reference Price (i.e., the average of the opening prices of the Company's share on the Eurolist of Euronext Paris during the 20 trading sessions prior to the day of the decision for subcriptions). The Board of Directors, should it deem it appropriate, might reduce or eliminate the aforementioned discounts in order to take into account the legal, accounting, tax, and corporate regimes applicable locally.

This authorization would be granted for **a period of 26 months**.

The capital increases would take place by way of the issue of shares reserved for employees of the Company and of companies associated with it, within the framework of membership of one or more Company Savings Plans. This authorization would replace the one granted previously by the Combined General Meeting on May 12, 2005 (resolution 15), which was used during the financial year 2005 in a nominal amount of 6.4 million euros (or about 0.31% of the authorized share capital).

For your information, the General Meeting on May 12, 2005 authorized the Board of Directors for **a period of 26 months**, to complete capital increases for the benefit of employees, up to a maximum nominal amount of **15 million euros.**

Authorization for the Board of Directors to grant stock options to subscribe for or purchase shares

(Resolution 24)

This delegated power would be granted to the Board for **a period of 26 months** and would cover up to **1%** of the Company's share capital **without the possibility of applying the legal discount to the exercise price** in the event of issue of stock options. In the context of involving executives and employees with the Group's performance of the Company, the allocation of such options would take place as an alternative to or in combination with the allocation of free shares and/or employee savings plans offered to employees, taking into account the specific tax and social security regimes applicable abroad.

For the record, the General Meeting on May 12, 2005 authorized the Board of Directors, to grant stock options in favour of group's executive and employees up to a maximum of 1% of the share capital. In the context of that authorization, the Board granted stock options (without application of the legal discount) in an amount of 1% of the Company's share capital.

Authorization for the Board of Directors to award, for no consideration, newly issued or existing shares to all or only some of the group's employees or officers

(Resolution 25)

Under the terms of the provisions of Articles L. 225-197-1 and following of the Commercial Code, it is proposed to enable the Board to allocate existing shares free of charge or to issue new shares (excluding preference shares), subject to a limit of 0.5% of the Company's share capital, to such beneficiaries as it may determine among employees and officers of the Company or companies associated with the group in accordance with the conditions defined in the applicable regulations. In the context of this authorization, the Board would also have the power to set the conditions and, if necessary, the criteria for allocation of such shares.

The allocation of these shares to their beneficiaries would only become final at the end of the minimum vesting period provided by law (namely two years on the date hereof) and the beneficiaries would be obliged to keep these shares for the legal minimum period (namely, two years from the date of their definitive allocation).

For your information, the Annual General Meeting on May 12, 2005 authorized the Board of Directors up to the limit of 0.5% of the share capital to award for no consideration, newly issued or existing shares to all or only some of the group's employees officers. This authorization was not used by the Board of Directors.

This authorization would be given for **a period of 26 months** with effect from this Annual General Meeting.

For the record, the Annual General Meeting held on May 12, 2005 gave the Board of Directors the ability to award, for no consideration, newly issued or existing shares subject to a limit of 0.5% of the Company's share capital. This authorization was not used by the Board of Directors.

Authorization for the Board of Directors to decrease the share capital by cancellation of shares held by the Company

(Resolution 26)

As before, the General Meeting is asked to authorize the Board of Directors to decrease the share capital on one or more occasions by the cancellation of any quantity of treasury shares that it may decide, subject to the limits authorized by law. The maximum number of shares that could be cancelled, during a twenty-four month period, would be **ten per cent (10%)** of the Company's capital. This limit would, if necessary, be adjusted to take into account transactions affecting the capital after this General Meeting.

This authorization would be given for **a period of 26 months** with effect from this Annual General Meeting.

Draft resolutions for the Ordinary and Extraordinary General Meetings of Shareholders of May 11, 2006

ORDINARY GENERAL MEETING

First Resolution

Approval of reports and statutory financial statements for the 2005 financial year

The General Meeting, having examined the report of the Chairman of the Board of Directors relating to the work of the Board of Directors and to internal control procedures, and the reports of the Board of Directors and of the Statutory Auditors on the 2005 financial year, approves the statutory financial statements of Veolia Environnement for the 2005 financial year as presented, and the transactions reflected therein as summarized in the reports.

Second Resolution

Approval of consolidated financial statements for the 2005 financial year

The General Meeting approves the 2005 consolidated financial statements of Veolia Environnement, as presented and prepared in accordance with the provisions of Article L. 233-16 *et seq.* of the Commercial Code.

Third Resolution

Approval of the expenses and charges referred to in Article 39-4 of the "*Code général des impôts*"

Pursuant to Article 223 quater of the *"Code général des impôts"*, the General Meeting approves the Company's expenses and charges referred to in Article 39-4 of such Code, in a total amount of 2,250,785 euros which, because the Company reported a fiscal deficit, reduces the fiscal deficit that may be carried forward by the same amount.

Fourth Resolution

Allocation of net income and payment date of dividends

The General Meeting, at the proposal of the Board of Directors, approves the allocation of distributable earnings for 2005 as follows:

Profit for the year	€ 388,429,495
Retained earnings carried forward	€ 699,982,668
For a total amount of:	€ 1,088,412,163

To be allocated as follows:

To the statutory reserve (5% of profit for the year)	€ 19,421,475
To dividends (€ 0.85 x 391,882,364 shares)(*)	€ 333,100,009
Retained earnings	€ 735,890,679

*Shares held by the Company at December 31, 2005 have been subtracted. The total distribution figure may vary depending on the actual number of shares held by the Company on the dividend payment date. The Company held 15,990,242 shares as of December 31, 2005.

The dividend is set at **0.85 euro** per share for each of the **391,882,364** shares carrying dividend rights. Individual shareholders who have their tax residence in France have the right to a 40% tax credit with respect to such dividends. All of Veolia Environnement's shares are eligible under this tax regime.

In accordance with legal provisions, the General Meeting notes that over the past three financial years the following dividends have been paid:

(in euros)	2002	2003	2004
Total amount of dividends paid	217,757,951	217,917,234	265,417,221
Net dividend per share	0.55*	0.55**	0.68***

* The tax credit was equal to 0.275 euro per share.
** The tax credit was equal to 0.275 euro per share for shareholders that were individuals or legal entities benefiting from the parent-subsidiary regime, and 0.055 euro per share for legal entities not benefiting from the parent-subsidiary regime.
*** Dividends were eligible for a tax credit of 50%.

The General Meeting sets the payment date in respect of the dividend for the 2005 financial year as **May 29, 2006**. It is specified that in the event that, upon payment of such dividends, the Company holds some of its own shares, the amounts corresponding to dividends not paid for these treasury shares will be allocated to retained earnings.

Fifth Resolution

Transfer from the special reserve for long-term capital gains to an ordinary reserve account

In application of the provisions of Article 39-IV of the amended French Finance Law of 2004, which modified the regime governing long-term capital gains, the General Meeting decides that a transfer of 118,824,052 euros will be made from the special reserve for long-term capital gains to an ordinary reserve (balance sheet heading "other reserves").

Following this transfer, the special reserve for long-term capital gains will be equal to zero.

Pursuant to the CNC's Emergency Committee *avis* no. 2005-A of February 2, 2005, the 2,970,601 euros special tax due in connection with such transfer will be allocated to the same ordinary reserve, causing the latter to equal 343,226,042 euros following completion of these transactions.

Sixth Resolution

Approval of regulated agreements (*except for commitments made to an officer as a result of termination or change in his position*)

The General Meeting, having taken formal note of the Auditors' Special Report prepared pursuant to Article L. 225-38 of the Commercial Code, approves the agreements specified in such report under the terms of Article L. 225-40 of the aforementioned Code.

Seventh Resolution

Approval of a regulated agreement (*commitment made to an officer as a result of termination or change in his position*)

The General Meeting, having taken formal note of the Auditors' Special Report prepared pursuant to Article L. 225-38 of the Commercial Code, approves the commitments specified in such report under the terms of Article L. 225-40 of the aforementioned Code.

Eighth Resolution

Renewal of the term of office of a director

The General Meeting, acting pursuant to the recommendation of the Board of Directors following consultation with the nominations and compensation committee, decides to renew the term of office as director of Mr. Daniel BOUTON, from the date of this Meeting for a period of 6 years.

Consequently, his term of office will expire upon adjournment of the shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2011.

Ninth Resolution

Appointment of a director

The General Meeting, acting pursuant to the recommendation of the Board of Directors following consultation with the nominations and compensation committee, decides to appoint Mr. Jean-François DEHECQ as a Director, from the date of this Meeting for a period of 6 years.

Consequently, his term of office will expire upon adjournment of the shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2011.

Tenth Resolution

Renewal of the term of office of a director

The General Meeting, acting pursuant to the recommendation of the Board of Directors following consultation with the nominations and compensation committee, decides to renew the term of office as director of Mr. Jean-Marc ESPALIOUX, from the date of this Meeting for a period of 6 years.

Consequently, his term of office will expire upon adjournment of the shareholders' Meeting called to approve the financial statements for the financial year ended December 31, 2011.

Eleventh Resolution

Renewal of the term of office of a director

The General Meeting, acting pursuant to the recommendation of the Board of Directors following consultation with the nominations and compensation committee, decides to renew the term of office as director of Mr. Paul-Louis GIRARDOT, from the date of this Meeting for a period of 6 years.

Consequently, his term of office will expire upon adjournment of the shareholders' meeting called to approve the financial statements for the financial year ended December 31, 2011.

Twelfth Resolution

Renewal of the term of office of a director

The General Meeting, acting pursuant to the recommendation of the Board of Directors following consultation with the nominations and compensation committee, decides to renew the term of office as director of Mr. Serge MICHEL, from the date of this Meeting for a period of 6 years.

Consequently, his term of office will expire upon adjournment of the shareholders' meeting called to approve the financial statements for the financial year ended December 31, 2011.

Thirteenth Resolution

Renewal of the term of office of a director

The General Meeting, acting pursuant to the recommendation of the Board of Directors following consultation with the nominations and compensation committee, decides to renew the term of office as director of Mr. George RALLI, from the date of this Meeting for a period of 6 years.

Consequently, his term of office will expire upon adjournment of the shareholders' meeting called to approve the financial statements for the financial year ended December 31, 2011.

Fourteenth Resolution

Renewal of the term of office of a director

The General Meeting, acting pursuant to the recommendation of the Board of Directors following consultation with the nominations and compensation committee, decides to renew the term of office as director of Mr. Murray STUART, from the date of this Meeting for a period of 6 years.

Consequently, his term of office will expire upon adjournment of the shareholders' meeting called to approve the financial statements for the financial year ended December 31, 2011.

Fifteenth Resolution

Determination of the amount of directors' fees

The General Meeting sets at 770,000 euros the total amount of directors' fees to be allocated between members of the Board of Directors for the financial year ended December 31, 2006, and for each of the following financial years until a new decision is made.

If new directors are being appointed by this General Meeting, the total amount of directors' fees for the 2006 financial year will be divided *pro rata temporis* based on the length of time that persons have served as directors during 2006.

Sixteenth Resolution

Authorization for the Board of Directors to trade in the Company's shares

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary General Meetings, and having taken formal note of the report of the Board of Directors, authorizes the Board of Directors or its delegate, in accordance with the provisions of Article L. 225-209 *et seq.* of the Commercial Code, to purchase the Company's shares for the following purposes:

- implementing a stock option in accordance with Articles L. 225-177 *et seq.* of the Commercial Code,
- awarding shares to employees in order to allow them to participate in the Company's expansion in connection with a company savings plan established under applicable law (in particular Articles L. 443-1 *et seq.* of the Labor Code),
- awarding free shares in accordance with Articles L. 225-197-1 *et seq.* of the Commercial Code,
- delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner,
- delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales or contributions,

- developing the secondary market or liquidity in respect of Veolia Environnement shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to the rules set forth by the *Autorité des Marchés Financiers*,
- completing purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions,
- canceling all or a portion of repurchased shares in accordance with the terms of the 26th resolution below, subject to its adoption by the Extraordinary General Shareholders' Meeting.

This program would also allow the Company to proceed with any other objective currently authorized under existing laws and regulations, or which may in the future be authorized by said laws and regulations. In such a case, the Company would inform shareholders by way of press release.

Share repurchases will be subject to the following conditions:

- the number of shares that the Company is allowed to purchase over the course of the share repurchase program may not, at any time, exceed 10% of share capital, or approximately 40,787,261 shares as of December 31, 2005 (which figure may be adjusted following changes in share capital that occur after the date of the current shareholders' meeting), and
- the number of shares that the Company may hold at any given moment may not exceed 10% of share capital.

Shares may be sold, bought or transferred at any time and by any method, on the market or over-the-counter, including by block trades of securities (without limit to the proportion of the share repurchase program that may be carried out by this method), by public offers to purchase, sell or exchange shares, or through the use of options or other financial derivatives traded on a regulated market or over-the-counter or through delivery of shares following the issuance of securities entitled through conversion, exchange, redemption, exercise of a warrant or otherwise to shares of the Company. Transactions may be effected directly or indirectly through an investment services provider.

The maximum purchase price of the shares under this resolution shall be 60 euros per share (or the equivalent of such amount on the same date in any other currency), which maximum price shall apply only to acquisitions decided on from the date of this Meeting and not to future transactions entered into pursuant to an authorization granted by a prior General Meeting that involve acquisitions of shares after the date of this Meeting.

The total amount allocated to the share repurchase program authorized above may not exceed 1.5 billion euros.

This authorization replaces any prior authorization granted to the Board of Directors to trade in the Company's shares, effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of eighteen months from this day.

The General Meeting grants the Board of Directors, in case of modification of the par value of the share, an increase in capital through incorporation of reserves, the granting of free shares, division or grouping of securities, distribution of reserves or any other assets, amortization of capital or any other transaction affecting equity, the authority to adjust the aforementioned maximum purchase price to take into account the effect the foregoing transactions may have had on share value.

The General Meeting grants all powers to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, to decide upon and implement this authorization, to specify the terms thereof, if necessary, and to decide upon the conditions for effecting the share repurchase program and, in particular, to make any stock exchange order, to enter into any agreement, with a view to maintaining share purchase and sale registers, to make all declarations to the *Autorité des Marchés Financiers* and any other authority that may take its place, to perform all formalities and, generally, to take all necessary actions.

Extraordinary General Meeting

Seventeenth Resolution

Authorization for the Board of Directors to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to preferential subscription rights

The General Meeting, acting in accordance with the quorum and majority criteria required for Extraordinary General Meetings, and having examined the report of the Board of Directors and the Auditors' Special Report, and pursuant to the provisions of Articles L. 225-129 *et seq.* of the Commercial Code, in particular Article L. 225-129-2 and L. 228-92 of the Commercial Code:

1. delegates to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, the powers necessary to increase the share capital, on one or more occasions, in France or abroad and/or on the international market, in any proportion and at any time that it may decide, either in euros or in any foreign currencies or monetary units based on several currencies, by issuing, either for free or for due consideration, shares (excluding preferred shares) or other securities governed by Articles L. 228-91 *et seq.* of the Commercial Code that provide access, immediately or over time, to the Company's shares (whether new or existing shares); it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or by incorporation of reserves, profits or premiums;

2. delegates to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, the powers necessary to decide on an issuance of securities that provide access to the share capital of companies in which the Company directly or indirectly holds more than a 50% interest;

3. decides to set as follows the limits for the amount of share capital increases that may be conducted pursuant to this authorization:
   - **the maximum nominal value of the share capital** increases that may be carried out immediately or over time pursuant to this authorization is set at **1 billion euros**; it being specified that the maximum total nominal value of share capital increases that may be carried out by virtue of this authorization and those granted pursuant to the 18th, 19th, 20th, 21st, 22nd, 23rd, 24th, and 25th resolutions of this Meeting is set at 2.22 billion euros,
   - to these limits shall be added the nominal value of additional shares, if any, that may be issued in case of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares over time;

4. **sets the term of validity of the delegation of authority** that is the subject of this resolution **as twenty-six months from the date of this Meeting**;

5. in the event that the Board of Directors uses this delegation:
   - decides that the issue(s) shall be reserved in preference for shareholders who may subscribe for the new shares or securities as of right in proportion to the number of shares then owned by them,
   - furthermore grants to the Board of Directors, the right to create a subscription right for excess amounts,
   - decides, to the extent necessary, that this delegation automatically provides to holders of issued securities a waiver by the shareholders of their preferential subscription rights regarding shares to which the issued securities will give rights immediately or over time,
   - decides that, if the subscriptions as of right and subscriptions for any excess amount, if any, have not absorbed the aggregate issue, the Board of Directors may exercise, under conditions provided for by law and in any such order as it may determine, one or more of the options below:

- limitation of the share capital increase to the amount of subscriptions received, provided that such amount of subscriptions is at least three-quarters of the share capital increase decided upon,
- free allocation of all or part of the shares or other securities granting access to share capital that have been reserved for issuance but not yet subscribed for,
- offering to the public of all or part of the shares or, in the case of other securities, such unsubscribed securities, on the French market and/or in another country and/or on the international market;

● decides that issuances of stock warrants of the Company may be carried out either by subscription, or by granting such warrants to owners of former shares at no cost, it being specified that the Board of Directors will be able to decide that rights for fractional shares will not be tradable and that the corresponding securities will be sold;

6. decides that the Board of Directors will have all powers to implement this delegation, in order, in particular to:

● effect an increase in share capital and determine the type of securities to be issued,

● decide upon the amount of the share capital increase, the issue price of the securities and the amount of the premium that may be requested upon issue, if any,

● determine the dates and terms of the share capital increase and the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments, whether they shall be subordinated or not (and, if necessary, their level of subordination, in accordance with the provisions of Article L 228-97 of the Commercial Code), to set their interest rate (notably at a fixed or variable interest rate, zero coupon or indexed rate), to determine, if applicable, the conditions for suspension or non-payment of interest, to set their term (fixed or perpetual), to provide for the possibility of an increase or decrease in their nominal value and to set the other terms and conditions of issue (including whether to grant them guarantees or sureties) and of amortization (including redemption through offering assets of the Company); if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments, or may contain a provision whereby the Company would be able to issue debt securities (fungible or not) as payment of interest which has otherwise been suspended, or may take the form of complex bonds as defined by stock exchange authorities (as a result, for example, of their terms of redemption or remuneration or other rights such as indexation or option entitlements); to modify, while such securities remain outstanding, any of the terms and conditions set forth above, in accordance with applicable formalities,

● determine the method of payment for the shares or other securities to be issued immediately or over time,

● set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions of completion of the share capital increase,

● set the terms and conditions according to which the Company will have the right to purchase or exchange the securities, whether issued or to be issued immediately or over time, on the market, at any time or during fixed periods, in order to cancel them or not, taking into account all provisions of the law,

● provide, potentially, for the right to suspend the exercise of rights attached to such securities in accordance with applicable law and regulation,

- at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the statutory reserve,
- carry out any adjustments necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting free shares, dividing or grouping securities, distributing reserves or any other assets, amortizing share capital, or conducting any other transaction relating to share capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital over time will be preserved, as the case may be,
- declare the completion of each share capital increase and amend the articles of association accordingly,
- generally, enter into all agreements to ensure the successful completion of any contemplated issuances, and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto;

7. notes that this delegation of authority replaces any prior delegation of authority relating to issuing securities providing access, immediately or over time, to a portion of the Company's share capital, with preferential subscription right, effective from this day and for the value of any unused portion of any prior delegation;

8. notes that, in the event that the Board of Directors should use the delegation granted to it in this resolution, the Board of Directors shall report to the next Ordinary General Meeting, pursuant to applicable law and regulation, the use it has made of the authorizations granted in this resolution.

Eighteenth Resolution

Authorization for the Board of Directors to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, or by issuing securities granting access to debt, without preferential subscription rights

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having examined the report of the Board of Directors and the Auditors' Special Report, and pursuant to the provisions of Articles L. 225-129 *et seq.* of the Commercial Code, in particular Articles L. 225-129-2, L. 225-135, L. 225-148 and L.228-92 of said Code:

1. delegates to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, the powers necessary to increase the share capital, on one or more occasions, in any proportion and at any time that it may decide, in France or abroad and/or on the international market, through a public offering, either in euros or in any other foreign currency or monetary units based on several currencies, by issuing either for free or for due consideration, shares (excluding preferred shares) or other securities that provide access, immediately or over time, to the Company's shares (whether new or existing shares), or by issuing securities that provide access to debt and are governed by Article L. 228-91 *et seq.* of the Commercial Code; it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or by incorporation of reserves, profits or premiums. These securities may, in particular, be issued to provide compensation for securities contributed to the Company, in the context of an exchange offer in France or abroad according to local rules (for example in the context of an Anglo-Saxon "reverse merger") for securities meeting the conditions set by Article L. 225-148 of the Commercial Code;

2. delegates to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, the powers necessary to issue shares or securities that provide access to the Company's share capital following an issuance by companies in which the Company directly or indirectly holds more than a 50% interest, which issuance grants a right to the Company's share capital;

This decision automatically provides, in favor of holders of securities that may be issued by the Company's subsidiaries, a waiver by the Company's shareholders of their preferential subscription rights to shares or securities to which those securities issued by the Company's subsidiaries grant rights.

3. delegates to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, the powers necessary to decide on an issuance of securities that provide access to the share capital of companies in which the Company directly or indirectly holds more than a 50% interest;

4. decides to set as follows the limits for the amount of share capital increases that may be conducted pursuant to this authorization:

- **the maximum nominal value of the share capital increases** that may be carried out immediately or over time pursuant to this authorization is set at **400 million euros**; it being specified that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting,
- to these limits shall be added the nominal value of additional shares, if any, that may be issued in case of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares over time;

5. **sets the term of validity of the delegation of authority** that is the subject of this resolution **as twenty-six months from the date of this Meeting;**

6. decides to suppress the preferential subscription right of shareholders to securities that are the subject of this resolution, but decides to allow the Board of Directors pursuant to Article L. 225-135 (paragraph 2) to grant the right to shareholders, for any period and under terms it decides in accordance with applicable law, for all or part of an issue, a subscription priority period that does not create tradable rights and that must be exercised in proportion to the number of shares owned by each shareholder and that may be supplemented by a subscription for any remaining shares not subscribed to as of right, it being specified that the securities not subscribed to shall be subject to a public placement in France and/or in another country and/or on the international market;

7. decides that if the subscriptions, including those of any shareholders, do not absorb the aggregate issue, the Board of Directors may restrict the amount of the transaction to the amount of subscriptions received, provided that such amount is at least three-quarters of the issue decided upon;

8. notes that this delegation automatically provides to holders of issued securities an express waiver by the shareholders of their preferential subscription right regarding securities to which the issued securities would give rights;

9. notes that, in accordance with Article L. 225-136 (paragraph 1) of the Commercial Code that:

- the issue price for directly issued shares shall be at least equal to the minimum provided for by applicable regulations on the date of issuance (such minimum currently being equal to the average weighted share price on the Eurolist of Euronext during the three trading days prior to the date on which the subscription price for the share capital increase is determined, less 5%), after adjustment, if necessary, of such average in case of difference between the dates on which such shares bear rights,
- the issue price for securities that provide access to share capital (other than shares), shall be the amount immediately received by the Company increased, if necessary, by any amount likely to be received by it at a later date i.e., for each share issued as a result of issuing such other securities, at least equal to the minimum subscription price defined in the previous paragraph,
- the conversion, redemption or, generally, the transformation into shares of each security that provides access to share capital shall be made, taking into account the par value of the bond or said security, for a number of shares such that the amount received by the Company for each share shall be at least equal to the minimum subscription price defined in the first sub-paragraph of this paragraph 9;

10. decides that the Board of Directors will have all powers to implement the delegation of authority that is the subject of this resolution, in order, in particular to:

- effect an increase in share capital and determine the type of securities to be issued,
- decide upon the amount of the share capital increase, the issue price of the securities and the amount of the premium that may be requested upon issue, if any,
- determine the dates and terms of the share capital increase and the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments (including securities granting access to debt as specified in Article L. 228-91 of the Commercial Code), whether they shall be subordinated or not (and, if necessary, their level of subordination, in accordance with the provisions of Article L. 228-97 of the Commercial Code), to set their interest rate (notably at a fixed or variable interest rate, zero coupon or indexed rate), to determine, if applicable, the conditions for suspension or non-payment of interest, to set their term (fixed or perpetual), to provide for the possibility of an increase or decrease in their nominal value and to set the other terms and conditions of issue (including whether to grant them guarantees or sureties) and of amortization (including redemption through offering assets of the Company);
- if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments, or may contain a provision whereby the Company would be able to issue debt securities (fungible or not) as payment of interest which has otherwise been suspended, or may take the form of complex bonds as defined by stock exchange authorities (as a result, for example, of their terms of redemption or remuneration or other rights such as indexation or option entitlements);
- to modify, while such securities remain outstanding, any of the terms and conditions set forth above, in accordance with applicable formalities,
- determine the method of payment for the shares or other securities to be issued immediately or over time,
- set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions of completion of the share capital increase,
- set the terms and conditions according to which the Company will have the right to purchase or exchange the securities, whether issued or to be issued immediately or over time, on the market, at any time or during fixed periods, in order to cancel them or not, taking into account all provisions of the law,
- provide, potentially, for the right to suspend the exercise of rights attached to such securities in accordance with applicable law and regulation,
- in particular, where issuing securities to provide compensation for securities contributed to the Company in the context of a public exchange offer (*offre publique d'échange*, or "OPE"), establish the list of securities contributed to the exchange, set the conditions of the issue, the exchange ratio and the cash portion of the consideration and establish the terms and conditions of the issue, whether in the context of an OPE, an alternative purchase offer or exchange offer, an offer proposing the purchase or exchange of securities concerned in return for a payment in securities and cash, a tender offer (*offre publique d'achat* or "OPA") or a principal exchange offer associated with a supplementary OPE or OPA, or any other form of public offer in accordance with the laws and regulations applicable to such offer,

- at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the statutory reserve,
- carry out any adjustments necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting free shares, dividing or grouping securities, distributing reserves or any other assets, amortizing share capital, or conducting any other transaction relating to share capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital over time will be preserved, as the case may be,
- declare the completion of each share capital increase and amend the articles of association accordingly,
- generally, enter into all agreements to ensure the successful completion of any contemplated issuances, and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto;

11. notes that this delegation of authority replaces any prior delegation of authority relating to issuing securities providing access, immediately or over time, to a portion of the Company's share capital, without preferential subscription right, effective from this day and for the value of any unused portion of any prior delegation.

12. notes that, in the event that the Board of Directors should use the delegation granted to it in this resolution, the Board of Directors shall report to the next Ordinary General Meeting, pursuant to applicable law and regulation, the use it has made of the authorizations granted in this resolution.

Nineteenth Resolution

Authorization for the Board of Directors to increase share capital through incorporation of premiums, reserves, profits or other items

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having examined the report of the Board of Directors, and pursuant to the provisions of Article L. 225-130 of the Commercial Code:

1. grants to the Board of Directors all powers to increase the share capital on one or more occasions, in any proportion and at any time that it may consider appropriate, through incorporation of premiums, reserves, profits or other amounts that may be capitalized under the law and the articles of association, by granting free shares or increasing the par value of existing shares or by using both of these methods together. **The maximum nominal value of the capital increases** that may be carried out **shall not exceed 370 million euros**; it being specified that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting;

2. if the Board of Directors should make use of this delegation of powers, it shall have all powers, with the option of sub-delegating its powers under the conditions set by law, to implement this delegation, and in particular to:

   - determine the amount and nature of the sums to be incorporated into the capital, set the number of new shares to be issued and/or the amount by which the par value of the existing shares that form the share capital shall be increased, set the date, which may be retroactive, from which the new shares shall confer rights or the date on which the increase in the par value will be effective,
   - decide, in case of distributions of free shares:

     - that fractional rights shall not be tradable and that the corresponding shares shall be sold; that amounts resulting from such sales will be distributed to holders in accordance with applicable law and regulation,

- to carry out any adjustments necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting free shares, dividing or grouping securities, distributing reserves or any other assets, amortizing share capital, or conducting any other transaction relating to share capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital over time will be preserved, as the case may be,
- to declare the completion of each capital increase and to perform any related modifications of the articles of association,
- generally, enter into all agreements to ensure the successful completion of any contemplated issuances, and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto;

3. this authorization replaces any prior authorization granted to the Board of Directors to carry out capital increases through incorporation of premiums, reserves, profits or other items, effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of **twenty-six months** from this day.

Twentieth Resolution

Authorization for the Board of Directors to increase the number of shares to be issued in connection with a share capital increase with preferential subscription rights

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and pursuant to the provisions of Article L. 225-135-1 of the Commercial Code:

1. delegates to the Board of Directors the powers necessary to increase the number of shares to be issued in connection with a share capital increase with preferential subscription rights, such shares to be issued at the same price as the one provided for in the initial issuance, within the time periods and the limits provided for by applicable regulation on the date of issuance (currently, within 30 days of the closing of the subscription period, and up to a limit of 15% of the initial issuance), in particular in connection with an over-allotment option in conformity with market practice;
2. decides that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting.

This authorization is granted for a period of twenty-six months from this day.

Twenty-first Resolution

Authorization for the Board of Directors to increase the number of shares to be issued in connection with a share capital increase without preferential subscription rights

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and pursuant to the provisions of Article L. 225-135-1 of the Commercial Code:

1. delegates to the Board of Directors the powers necessary to increase the number of shares to be issued in connection with a share capital increase without preferential subscription rights, such shares to be issued at the same price as the one provided for in the initial issuance, within the time periods and the limits provided for by applicable regulation on the date of issuance (currently, within 30 days of the closing of the subscription period, and up to a limit of 15% of the initial issuance), in particular in connection with an over-allotment option in conformity with market practice;

2. decides that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting.

This authorization is granted for a period of twenty-six months from this day.

Twenty-second Resolution

Authorization for the Board of Directors to issue shares and/or securities convertible without preferential subscription rights as consideration for contributions in kind comprised of shares or other securities granting access to capital

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, having read the report of the Board of Directors, and in accordance with the provisions of Articles L. 225-129 *et seq.* of the Commercial Code, in particular, Article L. 225-147 paragraph 6 of said Code:

1. grants, **within the limit of 10% of share capital** as of the date of issuance (as adjusted following changes in share capital that occur after the date of the current shareholders' meeting), all powers to the Board of Directors, including the ability to sub-delegate its powers pursuant to applicable law, to issue shares to pay for contributions in kind to the Company comprised of shares or other securities granting access to capital (when the provisions of Article L. 225-148 of the Commercial Code do not apply), to establish the list of securities contributed, to set the conditions of issuance, to approve the valuation of the contribution and other rights granted and to declare the completion of any related share capital increase;
2. decides that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting;
3. notes that this delegation of authority replaces any prior delegation of authority relating to issuing shares without preferential subscription rights as consideration for contributions in kind comprised of shares or other securities granting access to capital, effective from this day and for the value of any unused portion of any prior delegation. This authorization is granted for a period of **twenty-six months** from this day.

Twenty-third Resolution

Authorization for the Board of Directors to increase share capital by issuing shares or securities convertible, immediately or over time, into the Company's shares, and reserved for members of savings plans, without preferential subscription rights in favor of such members

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having examined the report of the Board of Directors and the Auditors' Special Report, and pursuant on the one hand to the provisions of Articles L. 225-129-6 and L. 225-138-1 of the Commercial Code, and on the other hand to the provisions of Article L. 443-1 *et seq.* of the Labor Code:

1. grants to the Board of Directors the powers necessary to increase share capital at any time, on one or more occasions, **by a maximum nominal value of 15 million euros**, by issuing shares or other securities providing access to the Company's capital reserved for members of one or more company savings plans (or any other plan whereby, under applicable law, such plan's members could be reserved a share capital increase under equivalent conditions) within the Veolia Environnement group, which group is composed of the Company and of French and foreign companies falling within the Company's consolidation scope in application of Article L. 444-3 of the Labor Code; it being specified that the total amount of share capital increases that may be effected pursuant to this resolution immediately or over time shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting;

2. **sets the term of validity of the delegation of authority** that is the subject of this resolution **as twenty-six months from the date of this Meeting**;

3. decides that the issue price for the new shares or the securities that provide access to share capital shall be determined under the conditions provided for in Article L. 443-5 of the Labor Code and shall be equal to at least 80% of the Reference Price (as defined below) or to 70% of the Reference Price when the unavailability period provided for by the plan in accordance with Article L. 443-6 of the Labor Code is greater than, or equal to, ten years; however, the General Meeting expressly authorizes the Board of Directors, should it deem it appropriate, to reduce or eliminate the aforementioned discounts, within legal and regulatory limits, in order to take into account, *inter alia*, the legal, accounting, tax and corporate regimes applicable locally; for the purposes of this paragraph, the term "Reference Price" means the average of the opening prices of the Company's share on the Eurolist of Euronext Paris during the twenty trading sessions prior to the day of the decision setting the opening date for subscriptions for members of a company savings plan;

4. authorizes the Board of Directors to grant, for no consideration, to the above-mentioned beneficiaries, in addition to shares or securities that provide access to the capital to be subscribed in cash, shares or securities providing access to the share capital to be issued or already issued, as substitution for all or part of the discount compared to the Reference Price and/or any aboundment; it being understood that the benefit resulting from this grant may not exceed the legal or regulatory limits in accordance with Articles L. 443-5 and L. 443-7 of the Labor Code;

5. decides to suppress, in favor of the beneficiaries mentioned above, the preferential subscription right of shareholders to securities that are the subject of this resolution, said shareholders moreover waiving any right to the free shares or other securities providing access to share capital that may be issued pursuant to this resolution;

6. decides that the Board of Directors shall have all powers to implement this delegation, with the option to sub-delegate these powers under the conditions set by law, within the limitations and subject to the conditions specified above, and in particular, to:

- determine under the conditions set by law the list of companies whose employees, early retirees and/or retirees shall be able to subscribe for issued shares or other securities providing access to capital and benefit from shares or other securities issued for no consideration, if any,
- decide that the subscriptions may be carried out directly or through mutual funds or other structures or entities permitted under applicable laws and regulations,
- determine the conditions, In particular regarding seniority, that beneficiaries of capital increases must satisfy,
- set the opening and closing dates for subscriptions,
- determine the value of issuances that will be realized as a result of this authorization and set in particular the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights of the securities (including retroactive), as well as all other terms and conditions of the issuances, within the applicable legal and regulatory restrictions,
- in the case of a grant of shares or other securities providing access to the capital for no consideration, to determine the number of shares or other securities to be granted and the number allocated to each beneficiary, and set the dates, periods, terms and conditions of the grant of such shares or other securities within the applicable legal and regulatory restrictions and, in particular, to choose either to fully or partially substitute the granting of such shares or securities for the discounts in relation to Reference Price provided for above, or to allocate the counter-value of such shares or securities for the total amount of the allocation (*abondement*), or to combine both possibilities,

- declare the completion of each capital increase up to the amount of the shares that are actually subscribed for (subject to possible reduction in the event of over-subscription) pursuant to this authorization,
- if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new capital after each capital increase,
- enter into any agreements, accomplish directly or through an agent any transactions and terms, including performing formalities following capital increases and subsequent modifications of the articles of association,
- and more generally, enter into all agreements to ensure the successful completion of any contemplated issuances, take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto;

7. decides that this authorization replaces any prior authorization granted to the Board of Directors to carry out capital increases through issuing shares reserved for members of savings plans, without preferential subscription right in favor of the members, effective from this day and for the value of any unused portion of any prior authorization.

Twenty-fourth Resolution

Authorization for the Board of Directors to grant options to subscribe for or purchase shares

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having examined the report of the Board of Directors and the Auditors' Special Report:

1. authorizes the Board of Directors, pursuant to the provisions of Articles L. 225-177 to L. 225-185 of the Commercial Code, to grant, on one or more occasions and at any time, for the benefit of members of personnel which it selects among employees and possibly directors or officers of the Company and of companies or groups related to the Company under the provisions specified in Article L. 225-180 of said Code, options entitling the holder to subscription of new shares of the Company to be issued in connection with an increase in its share capital, as well as options entitling the holder to purchase treasury shares of the Company resulting from share repurchases by the Company under conditions set by law;
2. decides that the options to subscribe for or purchase shares granted by this authorization may not give rights to a total number of shares that exceeds **1% of the Company's share capital** on the day of the decision of the Board of Directors and that the total amount of share capital increases that occur as a result of the exercise of the subscription options granted pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting;
3. decides that the price to be paid upon exercise of an option to subscribe for or purchase shares will be set by the Board of Directors on the day the options are granted and that (i) in the case of the granting of options to subscribe, this price may not be less than the average of the opening prices of the Company's share on the Eurolist of Euronext Paris during the twenty trading sessions preceding the day on which the subscription options are granted, and (ii) in the case of the granting of options to purchase, this price may not be less than the value specified in (i) above, nor less than the average purchase price of the Company's treasury shares pursuant to Articles L. 225-208 and L. 225-209 of the Commercial Code. If the Company completes a transaction addressed by Article L. 225-181 of the Commercial Code, the Board of Directors will proceed, in accordance with regulatory provisions then in effect, to adjust the number of shares that may be acquired through the exercise of options already granted to beneficiaries, in order to take into account such transaction's occurrence;
4. acknowledges that this authorization carries, for the benefit of holders of subscription options, an express renunciation by shareholders of their preferential subscription right for shares that will be issued as the subscription options are exercised. The share capital increase resulting from the exercise of the subscription options will be definitively completed only through declaration of the exercise of the

option accompanied by a subscription form and payment, which may be made either in cash or by offset of receivables due from the Company;

5. consequently, the General Meeting grants the Board of Directors all powers necessary to implement this authorization and, in particular, in order to:

- draw up the list of option beneficiaries and the number of options allocated to each of them,
- set the terms and conditions of the options, and in particular:
  - the term of validity of the options, it being understood that the options must be exercised within a period not exceeding **8 years**,
  - the date or dates or periods of exercise of the options, it being understood that the Board of Directors may (a) advance the dates or periods of exercise of the options, (b) maintain the exercisable nature of the options, or (c) modify the dates or periods during which shares acquired through exercise of options may not be sold or converted into bearer form,
  - possible provisions prohibiting the immediate resale of all or part of the shares, provided that the period imposed for keeping the securities does not exceed three years after the option is exercised,
- if necessary, limit, suspend, restrict or prohibit the exercise of options or the sale or conversion into bearer form of shares acquired through exercise of the options, for certain periods or dating from certain events, which decision may relate to all or part of the options or shares or all or part of the beneficiaries;
- set the date, including a retroactive one, that the new shares resulting from the exercise of the subscription options shall carry rights;

6. decides that the Board of Directors will also have all powers, with the option to sub-delegate as permitted by law, to record the completion of share capital increases up to the amount of shares that will be actually subscribed for by exercise of the subscription options, to modify the articles of association accordingly, and upon its sole decision, if it deems it appropriate, to allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new capital after each capital increase, and carry out all formalities required for the listing of the securities so issued, all declarations with all bodies and do whatever is otherwise necessary.

7. decides that this authorization replaces any prior authorization granted to the Board of Directors to grant options for subscription or purchase of shares, effective from this day and for the value of any unused portion of any prior authorization. **It is granted for a period of twenty-six months** from this day.

Twenty-fifth Resolution

Authorization for the Board of Directors to award, for no consideration, newly issued or existing shares to all or only some of the group's employees or officers

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having examined the report of the Board of Directors and the Auditors' Special Report:

1. grants to the Board of Directors, in accordance with the provisions of Articles L. 225-197-1 *et seq.* of the Commercial Code, the powers necessary to award, on one or more occasions and at any time, newly issued or existing shares (excluding preferred shares) for no consideration to beneficiaries that it determines, to be chosen among employees of the Company or of companies or groups related to the Company in accordance with Article L. 225-197-2 of the Commercial Code, or among officers or directors as set forth in Article L. 225-197-1, II of the Commercial Code, subject to the following conditions;

2. decides that the newly issued or existing shares awarded pursuant to this authorization may not exceed **0.5% of the Company's share** capital on the day of the decision of the Board of Directors (as adjusted following changes in share capital that occur after the date of the current shareholders' Meeting), it being specified that the total amount of share capital increases that may be effected immediately or over time pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 17th resolution of this Meeting;

3. decides that the award of such newly issued or existing shares to their beneficiaries shall become definitive only at the end of the minimum acquisition period prescribed for by the Commercial Code as of the date of the Board of Directors' decision (currently 2 years), and that beneficiaries must hold said shares for a minimum period prescribed for by the Commercial Code as of the date of the Board of Directors' decision (currently 2 years following the date on which such shares have been definitively awarded);

4. decides that the Board of Directors shall have all powers, including the ability to sub-delegate its powers pursuant to applicable law, to implement this authorization, and in particular, to:

   - determine the beneficiaries, or the categories of beneficiaries, of free awards of shares among employees of the Company or of companies or groups as set forth above, and the number of shares to be awarded to each of them,
   - determine the conditions and criteria for awarding shares, in particular the minimum acquisition period and the minimum holding period required for each beneficiary, pursuant to the conditions above,
   - establish an option for the temporary suspension of rights to shares,
   - declare the dates of definitive award of shares and the dates from which such shares are fully transferable, in accordance with applicable regulation,
   - register awarded shares in an account in the name of their holder, with mention of the fact that such shares are unavailable for a given period, and end the unavailability of such shares upon the lay-off, retirement, disability (within the meaning of the second or third categories set forth in Article L341-4 of the Social Security Code) or death of an employee or upon any other circumstance provided for by applicable regulation,
   - carry out any adjustments to the number of free shares awarded that are necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting free shares, dividing or grouping securities, distributing reserves or any other assets, amortizing share capital, or conducting any other transaction relating to share capital,
   - in the case of newly issued shares, to offset, if necessary, the amounts needed to issue such shares against reserves, profits or issuance premiums; declare the completion of each share capital increase and amend the articles of association accordingly; generally, undertake any required actions or formalities;

5. notes that in respect of newly issued shares, this delegation automatically provides, at the end of the holding period for any share capital increase that occurs through incorporation of reserves, profit or premium, an express waiver by existing shareholders (in favor of the beneficiaries hereof) of their rights to the reserves, profit or premium incorporated and of their preferential subscription right regarding shares that will be issued over time as they become definitively awarded;

6. notes that, in the event that the Board of Directors should use the delegation granted to it in this authorization, the Board of Directors shall report to the next Ordinary General Meeting the transactions conducted pursuant to Articles L. 225-197-1 to Article L. 225-197-3 of the Commercial Code, in accordance with Article L. 225-197-4 of said Code;

7. **sets the term of validity of the delegation of authority** that is the subject of this resolution **as twenty-six months** from the date of this Meeting.

Twenty-sixth Resolution

Authorization for the Board of Directors to decrease the share capital by cancellation of shares held by the Company

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having examined the report of the Board of Directors and the Auditors' Special Report, authorizes the Board of Directors to decrease the share capital, on one or more occasions, in any proportion and at any time that it may decide, by cancellation of any quantity of shares held by the Company that it may decide within the limits established by the law, pursuant to the provisions of Articles L. 225-209 *et seq.* of the Commercial Code.

The maximum number of shares that may be cancelled by the Company pursuant to this authorization, during a period of twenty-four months, **is ten percent (10%) of the shares forming the Company's capital**; it being recalled that this limitation shall apply to the Company's capital as adjusted, if necessary, to reflect transactions affecting the share capital subsequent to this General Meeting.

This authorization replaces any prior authorization granted to the Board of Directors to decrease the Company's share capital through cancellation of treasury shares, effective from this day and for the amount of any unused portion of any prior authorization. It is granted for a period of twenty-six months from this day.

The General Meeting grants all powers to the Board of Directors, with an option to sub-delegate, to carry out the operation(s) of cancellation and decrease of capital that may be carried out pursuant to this authorization, and consequently to modify the articles of association and to perform all formalities.

Ordinary and Extraordinary General Meeting

Twenty-seventh Resolution

Powers to carry out formalities

The General Meeting grants all powers to the bearer of a copy or extract of the minutes of this Meeting to carry out all filing, publication and other formalities wherever needed.

Statutory Auditors' report
on the issue of shares and securities with and without preferential subscription rights

SALUSTRO REYDEL
Member of KPMG International
Statutory Auditors
Member of the Compagnie
Régionale de Paris
8, avenue Delcassé
75378 Paris Cedex 08

BARBIER FRINAULT & AUTRES
Ernst & Young
Statutory Auditors
Member of the Compagnie
Régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Combined Ordinary and Extraordinary Shareholders' Meeting on 11th May 2006

Seventeenth & eighteenth resolutions

Ladies and Gentlemen,
Shareholders of Veolia Environnement,

In our capacity as Statutory Auditors of your Company and in accordance with the assignment provided for by Articles L. 225-135, L. 225-136 and L. 228-92 of the French Commercial Code, we hereby present our report on the proposed issuance of shares and/or securities convertible into the Company's or that of its subsidaries capital stock, and/or securities giving rights to the allocation of debt securities, with (seventeenth resolution) and without (eighteenth resolution) preferential subscription rights with the ability, in the last case, for the Board of Directors to establish a priority right to the shareholders, being transactions upon which you are called to decide. The number of securities to be issued could be increased under the conditions provided for in Article L225-135-1 of the French Commercial code (20th and 21st resolutions).

The maximum aggregate nominal amount of these capital increases is set at 1 billion euros (seventeenth resolution) and is set at 400 millions euros (eighteenth resolution). These amounts would impute to the global cap established at the third paragraph of the seventeenth resolution. Your Board of Directors proposes, based upon its report, that you delegate to it the ability (with a subdelegation ability, and for a 26 months period), under the conditions provided for in Article L225-129-2, to decide on this transaction and to determine the conditions of such transactions and waive your preferential subscription right for the issuances covered by the eighteenth resolution. We conducted our work according to the auditing standards generally accepted in France. Those standards require that we exercise due diligence in order to verify the terms and conditions by which the issue price is determined.

Subject to subsequent review of the conditions of the proposed capital increase, we have no comment on the terms and conditions by which the issue price is to be determined, as described in the Report of the Board of Directors, under the conditions of the eighteenth resolution (without preferential subscription right).

As the issue price has not been determined, we express no opinion on the final conditions under which the capital increase will be carried out and, as a result, on the proposal made to you to cancel the preferential subscription right, under the conditions of the seventeenth resolution, which are not described in the Report of the Board of Directors.

As the issue price of the capital stock has not been set, we express no opinion on the final conditions under which the issue will be carried out and, as a result, on the proposal made to you in the eighteenth resolution to cancel the preferential subscription right.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will prepare an additional report upon completion of the securities' issue by your Board of Directors.

Paris and Neuilly-sur-Seine, 30th March 2006.

The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG international

Bernard Cattenoz Bertrand Vialatte

BARBIER FRINAULT & AUTRES
Ernst & Young

Jean Bouquot Patrick Gounelle

Statutory Auditors' report

on the proposed issue of shares or securities granting access to capital without preferential subscription rights reserved for members of Company saving plans

SALUSTRO REYDEL
Member of KPMG International
Statutory Auditors
Member of the Compagnie
Régionale de Paris
8, avenue Delcassé
75378 Paris Cedex 08

BARBIER FRINAULT & AUTRES
Ernst & Young
Statutory Auditors
Member of the Compagnie
Régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Combined Ordinary and Extraordinary Shareholders' Meeting on 11th May 2006

Twenty-third resolution

Ladies and Gentlemen,
Shareholders of Veolia Environnement,

In our capacity as Statutory Auditors of your Company and in accordance with the assignment provided for in Articles L.225-135, L.225-138 and L.228-92 of the French Commercial Code, we hereby present our report on the proposed issuance of shares or securities convertible in capital stock, without preferential subscription rights, reserved for members of the Veolia Environnement Group's saving plans, operation submitted to your approval.

The aggregate nominal amount of the capital increases that may be realized may not exceed 15 million euros.

This capital increase is subject to your approval under the provisions of Article L. 225-129-6 of the French Commercial Code and Article L. 443-5 of the French Labour Code

Your Board of Directors proposes, based upon its report, that you delegate it the ability (with a subdelegation ability, and for a 26 months period), under the provisions of Article L. 225-129-2 of the French Commercial Code, to decide on this transaction and to determine its terms and conditions, and it also proposes that you cancel your preferential subscription right.

We conducted our work in accordance with the auditing standards generally accepted in France. Those standards require that we exercise due diligence in order to verify the terms and conditions by which the issue price is to be determined.

Subject to subsequent review of the conditions of the proposed capital increase, we have no comment on the terms and conditions by which the issue price is to be determined, as described in the Report of the Board of Directors.

As the issue price has not been determined, we express no opinion on the final conditions under which the capital increase will be carried out and, as a result, on the proposal made to you to cancel the preferential subscription right.

In accordance with Article 155-2 of the Decree of 23 March, 1967, we will prepare an additional report upon completion of the capital increase by your Board of Directors.

Paris and Neuilly-sur-Seine, 30th March 2006.

The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG international
Bernard Cattenoz Bertrand Vialatte

BARBIER FRINAULT & AUTRES
Ernst & Young
Jean Bouquot Patrick Gounelle

Special Statutory Auditors' Report
on the granting of options to subscribe for or purchase shares to certain employees and company officers or directors

SALUSTRO REYDEL
Member of KPMG International
Statutory Auditors
Member of the Compagnie
Régionale de Paris
8, avenue Delcassé
75378 Paris Cedex 08

BARBIER FRINAULT & AUTRES
Ernst & Young
Statutory Auditors
Member of the Compagnie
Régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Combined Ordinary and Extraordinary Shareholders' Meeting on 11th May 2006

Twenty-fourth resolution

Ladies and Gentlemen,
Shareholders of Veolia Environnement,

In our capacity as Statutory Auditors of your Company and in accordance with the assignment provided for in Article L.225-177 of the French Commercial Code and by Article 174-19 of the Decree of 23 March, 1967, we hereby present our report on the granting of share subscription or share purchase options of up to 1% of the Company's share capital to certain employees and company directors.

The Board of Directors is responsible for producing a report on the motives for granting share subscription or share purchase options as well as on the proposed terms and conditions for setting the share subscription or purchase price.

We conducted our work in accordance with the auditing standards generally accepted in France. Those standards require that we exercise due diligence in order to verify that the proposed terms and conditions for setting the share subscription or purchase price are mentioned in the report of the Board of Directors, comply with legal provisions, enlighten shareholders and do not appear to be manifestly inappropriate.

We do not have any comments with regard to the proposed terms and conditions.

Paris and Neuilly-sur-Seine, 30th March 2006.

The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG international
Bernard Cattenoz Bertrand Vialatte

BARBIER FRINAULT & AUTRES
Ernst & Young
Jean Bouquot Patrick Gounelle

Statutory Auditors' Report
on allocating existing or future shares free of charge to salaried employees and/or company officers or directors or some of them

SALUSTRO REYDEL
Member of KPMG International
Statutory Auditors
Member of the Compagnie
Régionale de Paris
8, avenue Delcassé
75378 Paris Cedex 08

BARBIER FRINAULT & AUTRES
Ernst & Young
Statutory Auditors
Member of the Compagnie
Régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Combined Ordinary and Extraordinary Shareholders' Meeting on 11th May 2006

Twenty-fifth resolution

Ladies and Gentlemen,
Shareholders of Veolia Environnement,

In our capacity as Statutory Auditors of your Company and in accordance with the assignment provided for in Article L.225-197-1 of the French Commercial Code, we hereby present our report on the proposed allocation of existing or future shares free of charge up to 0.5% of the Company's share capital to certain employees and/or Company directors of Veolia Environnement and of companies or groups of companies legally bound to it within the meaning of Article L. 225-197-2 of the French Commercial Code.

Your Board of Directors proposes that you authorise it to allocate existing or future shares free of charge. The Board of Directors is responsible for preparing a report on the transaction it wishes to implement. It is our role to inform you, as and when required, of our comments on the information provided to you relating to the proposed transaction.

In the absence of generally accepted auditing standards on this transaction created by a law of 30 December, 2004, we exercised the due diligence we deemed necessary in order to verify that the proposed terms and conditions specified in the report of the Board of Directors fall within the scope of the legal provisions.

We do not have any comments with regard to the information provided in the report of the Board of Directors relating to the proposed free share allocation transaction.

Paris and Neuilly-sur-Seine, 30th March 2006.

The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG international
Bernard Cattenoz Bertrand Vialatte

BARBIER FRINAULT & AUTRES
Ernst & Young
Jean Bouquot Patrick Gounelle

Statutory Auditors' Report
on the capital decrease by cancellation of purchased shares

SALUSTRO REYDEL
Member of KPMG International
Statutory Auditors
Member of the Compagnie
Régionale de Paris
8, avenue Delcassé
75378 Paris Cedex 08

BARBIER FRINAULT & AUTRES
Ernst & Young
Statutory Auditors
Member of the Compagnie
Régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Combined Ordinary and Extraordinary Shareholders' Meeting on 11th May 2006

Twenty-sixth resolution

Ladies and Gentlemen,
Shareholders of Veolia Environnement,

In our capacity as Statutory Auditors of Veolia Environnement, and in accordance with the assignment provided for in Article L. 225-209, § 7, of the French Commercial Code in case of capital decrease by cancellation of purchased shares, we have prepared this report in order to provide you with our assessment of the causes and conditions of the contemplated capital decrease.

We conducted our work in accordance with the auditing standards generally accepted in France. Those standards require that we exercise due diligence in order to examine whether the causes and conditions of the contemplated capital decrease are valid.

This transaction falls within the context of the purchase by your Company of its own shares, up to a limit of 10% of its capital, under the conditions provided for in Article L. 225-209 of the French Commercial Code. This authorisation to purchase shares is subject to the approval of your Shareholders' Meeting and would be granted for an eighteen-month period (sixteenth resolution). Your Board of Directors requests that you delegate to it, for a twenty-six month period, in implementation of the authorisation granted to your Company to purchase its own shares, up to a limit of 10% of its capital, calculated per twenty-four month period, all powers to cancel the shares so purchased.

We have no comment upon the causes and conditions of the contemplated capital decrease; it being recalled that such decrease may be carried out only to the extent that your Shareholders' Meeting first approves the purchase of its own shares by your Company.

Paris and Neuilly-sur-Seine, 30th March 2006.

The Statutory Auditors

SALUSTRO REYDEL
Member of KPMG international

Bernard Cattenoz   Bertrand Vialatte

BARBIER FRINAULT & AUTRES
Ernst & Young

Jean Bouquot   Patrick Gounelle

Documents and information

covered by articles 133, 135 and 138 of decree 67 236 of March 23, 1967 of the *"Code de commerce"*

Please return this application form to

Société Générale
Département des titres et Bourse
Service des Assemblées
32, rue du Champ de Tir
BP 81236
44312 NANTES cedex 3

I, the undersigned(1) ....

Name (Mr/Mrs/Ms) ....

Usual first name ....

Full address ....

Number .... Street ....

Post code .... City/town ....

Owner of .... registered shares ....

.... bearer shares(2) or managed registered shares ....

wish to receive, at the above address, the documents or information stated under Articles 133, 135 and 138 of Decree number 67- 236 of March 23, 1967 regarding the Ordinary and Extraordinary Shareholders' Meeting of Thursday May 11, 2006, except those attached to the single proxy and postal vote form.

Executed in: .... on: 2006

Signature

In accordance with Article 138, sub paragraph 3 of Decree number 67 236 of March 23, 1967, registered shareholders can make a single application to the Company for the aforementioned documents and information to be sent at the time of future Shareholders' Meeting.

(1) For legal entities, please give the exact registered name.
(2) Attach a copy of the certificate of proof of bearer share status, as provided by the financial intermediary that manages your portfolio.

Corporate Headquarters:
36-38 avenue Kléber – 75116 Paris
403 210 032 RCS PARIS

Labrador 00 33 1 53 06 30 80